Third Quarter 2011 Earnings Conference Call November 15, 2011 Exhibit 99.3

Disclaimer
1
This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,”
“estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
•
operating expenses cannot be easily reduced in the short term;
• inability to utilize the capacity of newly planned data centers and data center expansions;
• significant competition;
•
cost and supply of electrical power;
• data center industry over-capacity; and
• performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Equipped Space”, “LTM”, and “Recurring
Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

Quarterly Highlights David Ruberg – Chief Executive Officer 2

Quarterly Highlights
•
Revenue €62.0 Million
- Up 3% Q/Q and 13% Y/Y
•
Recurring Revenues €58.2 Million
- 94% of Total
- Up 4% Q/Q and 17% Y/Y
•
Adjusted EBITDA of €25.0 Million
- Up 7% Q/Q and  20% Y/Y
- Adjusted EBITDA margin of 40.3%
Revenue
Adjusted EBITDA
3
Strong Quarter Marked by Revenue and Adjusted EBITDA Growth

Increasing Focus on Target Segments 4 Attracting Customers in Well-Defined Sectors to Drive Growth and Diversify Revenue Stream

Expansion Detail
Includes expansion projects which add 500 or more square metres
5
Demand-Driven Expansion With Significant New Capacity Available in 2012
CAPEX and Equipped Space are approximate and may change after project completion.
CAPEX reflects the total for the listed project and may not be all invested in the current year.
Düsseldorf previously included in equipped space

Financial Review Josh Joshi – Chief Financial Officer 6

Income Statement
7
Adjustments to EBITDA include share-based payments, changes in provisions for onerous lease contracts, exceptional transaction costs, and exceptional income.
Year over Year comparisons for EPS not meaningful due to Jan. 2011 IPO

Segment Information 8

Consistent Performance Across Segments
9
Adjusted EBITDA split is the relative proportions of Adjusted EBITDA between Big 4 and ROE, excluding Corporate and Other
Consistent Revenue Split Consistent Adj EBITDA Split

Equipped Space, Revenue Generating Space and Utilisation 10 Achieving Key Operations Goals and Seeing Strong Market Trends

Selected Balance Sheet Items
11
€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
Sr. Leverage Ratio calculated as (9.5% Sr. Secured Notes due 2017 + Financial Leases + Other Borrowings) divided by Last Twelve Months Adjusted EBITDA

Capital Expenditures 12 Expansion & Ongoing Capex Capex by Geography 3Q YTD 2011 Discretionary and Disciplined Investments Based on Customer Demand

Outlook & Concluding Remarks David Ruberg – Chief Executive Officer 13

Reaffirming Guidance for 2011 Revenue €239 million – €245 million Adjusted EBITDA €91 million – €95 million Capex €140 million - €160 million 14

Appendix 15

Non-IFRS Reconciliations
16
30-Sep 31-Dec 31-Mar 30-Jun 30-Sep
2010 2010 2011 2011 2011
1. Reconciliation of adjusted EBITDA
Adjusted EBITDA 20,818 21,380 22,210 23,321 25,005
Income from subleases on unused data centre sites 67 132 127 115 99
Exceptional income
67 132 127 115 99
(Increase)/decrease in provision for onerous lease contracts (67) 143 (18) - -
IPO transaction costs
(v)
- - (1,725) - -
Share-based payments (409) (615) (340) (339) (710)
Exceptional general and administrative costs
(476) (472) (2,083) (339) (710)
EBITDA 20,409 21,040 20,254 23,097 24,394
Depreciation, amortization and impairments (7,802) (8,625) (8,526) (9,568) (9,087)
Operating profit 12,607 12,415 11,728 13,529 15,307
Reconciliation of Segment Adjusted EBITDA to Consolidated Adjusted EBITDA
30-Sep 31-Dec 31-Mar 30-Jun 30-Sep
2010 2010 2011 2011 2011
France, Germany, Netherlands, and UK 14,725 15,933 16,779 17,964 18,473
Rest of Europe 11,517 12,118 12,102 12,165 13,162
Corporate and Other (5,424) (6,671) (6,671) (6,808) (6,630)
Consolidated
20,818 21,380 22,210 23,321 25,005
Three Months Ended
Three Months Ended

Definitions
operating profit plus depreciation, amortization and impairment of assets adjusted to exclude share-based payments, income (charge) attributable to a defined benefit scheme, exceptional and non-recurring items and include share of profits (losses) of non-group companies.
the amount of data center space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
revenue that is incurred from colocation and associated power charges, office space,
17
Adjusted EBITDA:
Equipped Space:
Recurring Revenue:
amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services)
provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.